QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
Commission File Number: 001-31305
NOTIFICATION OF LATE FILING
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2004
	☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
	☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Foster Wheeler Ltd.

Former name if applicable:

Address of principal executive office (Street and number):	Perryville Corporate Park

City, state and zip code:	Clinton, New Jersey 08809-4000

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Foster Wheeler Ltd. (the "Company") will delay the filing of its Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K") until Management completes its evaluation of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. The outcome of this evaluation could impact the disclosure contained in Form 10-K. The Company was unable, without unreasonable effort or expense, to finalize the Form 10-K by the March 16, 2005 filing deadline. Management expects to file the Form 10-K on or before the fifteenth calendar day following the filing deadline.

Material Weakness in Internal Control Over Financial Reporting

        In connection with the preparation of its 2004 year-end financial statements, the Company detected a deficiency in executing the measurement and tracking processes during the fourth quarter at one of its problem European power projects. As a result, personnel managing the project did not have adequate control of commitments to third party subcontractors and vendors during the fourth quarter of 2004, and therefore could not adequately track the financial results of the project until after the quarter had ended.

        Management concluded that the deficiency at the project represented a "material weakness" in its internal controls over financial reporting during the fourth quarter of 2004. A material weakness is defined as "a control deficiency, or combination of control deficiencies, that results in a more than a remote likelihood that a misstatement of the company's annual or interim financial statements will not be prevented or detected."

        Management has taken action to remediate this material weakness but believes more time must pass to evidence that the procedures at this project are operating as intended.

        As a result of the material weakness, management will report that its internal control over financial reporting was not effective as of December 31, 2004.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification:

Lisa Fries-Gardner	(908)	730-4049

(Name)	(Area Code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

        (3)   Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a consolidated net loss of $285.3 million for 2004 compared to a consolidated net loss of $157.1 million in 2003. The 2004 results include after tax charges of $175.1 million relating to the Company's equity-for-debt exchange, a $60.6 million net charge relating to an adverse court decision in asbestos insurance coverage and revaluation of estimated asbestos insurance receivables, $73.6 million relating to three European power projects, and $17.2 million for restructuring costs. The Company's consolidated 2003 results included pretax charges of $68.1 million for increases in the valuation allowance on asbestos insurance claims receivable, $43.6 million of restructuring costs, and $15.9 million of severance charges. These 2003 charges were offset by pretax gains of $5.9 million on asset sales and $1.5 million of revaluation of project claims.

Foster Wheeler Ltd.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ LISA FRIES GARDNER Lisa Fries Gardner Vice President and Secretary

QuickLinks

PART IV OTHER INFORMATION